

Mail Stop 4631

September 11, 2009

Via U.S. mail and facsimile

Mr. Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, AZ 85008

> **Re:** **Spheric Technologies, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 2, 2009**
> **File No. 333-154274**

Dear Mr. Hines:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 35

1. On page 36, you indicate that you became an operating stage company in 2008. Please clarify this statement given your continued identification as a development stage company in your June 30, 2009 interim financial statements and December 2008 financial statements.

Recent Equity Transactions, page 38

2. We note your enhanced disclosures and revisions to your estimated fair value per share of your common stock subsequent to the October 2008 filing of your registration statement on Form S-1 with the SEC. We have the following additional comments on the last paragraph of this section, which we assume is your attempt to reconcile the estimated fair value of your equity securities in light of your $6.00 estimated IPO price.

- You indicate that "At the time of these options, we were in the development stage, were not at a break even point in cash flow and had no active market for our common stock." However, we note that as of June 30, 2009, you are still in the development stage, are not at a break even point in cash flow and still have no active market for your common stock. Please clarify.

- We note that in June 2009 and the beginning of the third quarter 2009 you estimated that your fair value per share had increased to $3.50 per share. Please identify any third quarter equity transactions. Given your continued $6.00 estimated IPO price through the filing of this amended registration statement on September 2, 2009, we assume that any equity transactions subsequent to the "beginning of the third quarter 2009" will be valued closer to your $6.00 estimated IPO price. In this regard, you state that "Coupled with the proposed additional funds to be raised by this offering, we believe that the $6.00 price is a reasonable starting point in planning the future of the Company." While we note that there is typically a lower cost of capital for newly public enterprises and that lower cost of capital is associated with enhanced enterprise value, it is unclear to us how the 42% discount represented by a continued use of $3.50 per share after the beginning of the third quarter would be reasonable.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Christian J. Hoffmann, III, Esq.
           Quarles & Brady LLP
           One Renaissance Square
           Two North Central Avenue
           Phoenix, AZ 85004

           Mr. Hank Gracin, Esq.
           Lehman & Eilen, LLP
           Mission Bay Office Plaza
           20283 State Route 7, Suite 300
           Boca Raton, FL 33498